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                                                                    Exhibit 1.22


January 24, 2000



Peter C. Gonze
77 Pride's Crossing Road
Sudbury, MA 01776

Dear Peter:

On behalf of the Company, I am pleased to offer you the position of Senior Vice President, Commercial Operations, at AltaRex Corp. We are pleased with your decision to join us full-time and assist us in driving AltaRex to future success.

As Senior Vice President, Commercial Operations, you will be responsible for management of manufacturing, quality assurance and facilities/systems for the Company. In addition you will continue to be responsible for investor relations activities and assistance in business development activities.

The terms of your offer are as follows (all amounts are in U.S. dollars):

Base Salary:        $195,000 per annum, paid on a bi-monthly basis, and
                    commencing January 16, 2000.

Performance Bonus:  You will be eligible for bonus participation in 2000 and subsequent years IF and AS established by the Board of Directors.

Stock Options:      You will be offered options to purchase 200,000 shares of
                    common stock of the Company vesting 33 1/3% per year in arrears annually over 3 years upon approval by the Board of Directors of the Company. The exercise price will be set at fair market value, subject to the availability of appropriate exemptions from Canadian and U.S. regulations.
                    These options must be exercised within 90 days after any termination of your employment unless termination is for cause (in which case the options will terminate immediately). Vesting of these options will be accelerated in full if the Company is sold. You will be eligible for future option grants as you mature with the Company.

Corporate Benefits: You are eligible for our employee benefits immediately.
                    AltaRex US, Corp. will pay the Blue Cross Blue Shield premiums on your behalf for health coverage and Guardian for dental coverage. A Life Insurance benefit of 1 times annual salary and Long Term Disability coverage are also available through the Company with Mutual of Omaha. A 401K plan


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                    is available that matches up to a maximum of 3% of the
                    employee's salary as a Company contribution.

Leave: We will provide an annual vacation of four (4) weeks paid vacation accruing at 1.66 days per month.

Agreements:         As a condition of employment, you have previously signed
                    customary investion, non-disclosure and non-compete agreements which continue in effect.

Severance           You understand that your employment with the Company is at
Compensation:       will which means you or the Company may end the employee
                    relationship with or without notice. In the event that your employment is terminated for reason other than just cause, the Company shall in exchange for a release of claims which the employee may have against it, provide the salary continuation for one year. Just cause for termination shall be deemed to exist upon a) a good faith finding by the Company of your failure to perform your assigned duties for the Company, dishonesty, gross negligence or misconduct, or
                    b) conviction, or the entry of a pleading of guilty or nolo contendere, to any crime involving moral turpitude or any felony.

Once again, welcome to the AltaRex team.

Sincerely,


/s/ Edward M. Fitzgerald
Edward M. Fitzgerald
Senior Vice President & CFO


Accepted this 1st day of February, 2000

/s/ Peter C. Gonze
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Peter C. Gonze